Exhibit 99.1

Scorpio Tankers Inc. Announces Agreement for a $223.6 Million Prepayment Under Its 2023 $1.0 Billion Credit Facility

MONACO, May 20, 2024 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has received approval from majority lenders under its 2023 $1.0 Billion Credit Facility to make an unscheduled repayment on the term portion of this credit facility in June 2024 of $223.6 million. This prepayment is to be applied against the eight quarterly principal installments of the term loan falling due between the third quarter of 2024 and the second quarter of 2026. Given the lower debt service costs arising from this prepayment, the Company’s cash break even rates are expected to decrease by approximately $3,500 per day for the first year following this prepayment.

This repayment will not impact the availability under the revolving portion of this credit facility, which is currently $288.2 million.

After giving effect to this repayment, the expected future principal repayments on the Company’s outstanding indebtedness as of March 31, 2024, which includes principal amounts due under the Company’s secured credit facilities, lease financing arrangements and Senior Notes Due 2025, are as follows:

In millions of U.S. dollars	Unsecured Maturities	2024 and 2025 maturities, including announced debt and lease repayments	Recurring 2024, 2025 and thereafter maturities	Total, including announced repayments(1)
Q2 2024 (2)	$—	$341.7	$57.1	$398.8
Q3 2024	—	—	18.5	18.5
Q4 2024	—	—	24.0	24.0
Q1 2025	—	—	18.5	18.5
Q2 2025	70.6	—	18.0	88.6
Q3 2025	—	—	14.6	14.6
Q4 2025 (3)	—	55.4	14.7	70.1
2026 and thereafter	—	—	768.1	768.1
	$70.6	$397.1	$933.5	$1,401.2

(1) Amounts represent the principal payments due on the Company’s outstanding indebtedness as of March 31, 2024.

(2) Includes the unscheduled payment activity that has recently occurred or is expected to occur. This includes (i) one vessel under the 2021 CMBFL Lease Financing, which was repurchased in April 2024 for $15.8 million, (ii) four vessels under the 2022 AVIC lease financing, which are expected to be repurchased in May and June 2024 for an aggregate repurchase price of $102.4 million, and (iii) the aforementioned prepayment of $223.6 million on the 2023 $1.0 Billion Credit Facility, which is expected to occur before the end of June 2024 and be applied against the eight quarterly principal installments of the term loan falling due between the third quarter of 2024 and the second quarter of 2026.

(3) Includes the scheduled maturity payment of $55.4 million on the BNPP Sinosure Credit Facility.

Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 108 product tankers (39 LR2 tankers, 55 MR tankers and 14 Handymax tankers) with an average age of 8.3 years. The Company has entered into an agreement to sell one of its MR tankers, which is expected to close in the second or third quarter of 2024. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com